September 7, 2018

Monty Lamirato
Chief Financial Officer
GrowGeneration Corp.
1000 West Mississippi Avenue
Denver, CO 80223

       Re: GrowGeneration Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 27, 2018
           Form 10-Q for the Fiscal Quarter Ended March 31, 2018
           Filed May 15, 2018
           File No. 333-207889

Dear Mr. Lamirato:

        We have reviewed your August 23, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 20, 2018 letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

6. Convertible Debt, page 8

1. We note your response to prior comment two. Please revise your footnote, in future filings, to disclose and quantify conversions of your debt instrument occurring during the reporting period, to provide the cumulative amount converted as of each balance sheet date, and to reconcile such conversions to the non-cash financing section of your statement of cash flows.
 Monty Lamirato
GrowGeneration Corp.
September 7, 2018
Page 2

       You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 with any questions.



                                                       Sincerely,
FirstName LastNameMonty Lamirato
                                                       Division of Corporation
Finance
Comapany NameGrowGeneration Corp.
                                                       Office of Manufacturing
and
September 7, 2018 Page 2                               Construction
FirstName LastName